Autobytel Inc

18872 MacArthur Boulevard

Irvine, California 92612-1400

(949) 225-4502

March 17, 2008

Mark Kronforst

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Autobytel Inc., Form 10-K, filed March 15, 2007; File No. 000-22239

Dear Mr. Kronforst:

Reference is made to our letters dated February 14, 2008 and March 4, 2008 responding to your letter dated February 6, 2008 and subsequent conversations (collectively “Communications”) with the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Autobytel Inc. (“Autobytel” or the “Company”) with respect to the above referenced Form 10-K filing made by Autobytel with the Commission on March 15, 2007.

As noted in our Communications, with respect to the Dealix Corporation (“Dealix”) patent litigation settlement accounting treatment we have continued to evaluate a number of different issues and criteria; re-examined the facts and circumstances; and further consulted with our auditors and counsel. We have reached the following conclusions regarding our initial accounting for the settlement:

1.	A receivable was recognized for which there was no reasonable assurance of collectability;

2.	Deferred revenue was recognized for future performance obligations, for which there was none; and

3.	With respect to liquidity, prior disclosures described the receivable as a future source of liquidity, when there was no reasonable assurance of collectability.

We agree that the appropriate accounting treatment and liquidity disclosure for the Dealix litigation settlement is summarized as follows:

1.	We have no reasonable assurance of collecting the remaining portion of the settlement amount of $8.0 million as of December 31, 2007 that is scheduled to be paid in three equal annual installments through 2010 and, accordingly, we will not record such amount as a receivable. We did, however, receive the first installment in March 2008.

2.	No portion of the initial $12.0 million settlement proceeds received on March 13, 2007 should be deferred but rather the entire amount should be recognized upon receipt of cash in the consolidated statement of operations.

3.	We have been unable to assess the collectability of the remaining amounts to be paid under the settlement as we do not have financial information to support the credit worthiness of the debtor or guarantor. Therefore, we do not have reasonable assurance that we will receive any remaining payments on their respective due dates or at all. In addition, prospectively, financial recognition of such remaining payments will only occur when either we can reach reasonable assurance of collectability or when proceeds are actually received.

4.	We acknowledge that United States Generally Accepted Accounting Principles (GAAP) do not provide for a higher recognition standard for recording a receivable resulting from the settlement of litigation than a receivable resulting from a revenue transaction. However, we concluded that based on the lack of financial information with respect to the debtor as well as the guarantor, there is no assurance that the future payments will be received when due or at all and thus we should not record a receivable for such scheduled future payments.

The Company has concluded that previously issued financial statements contained in the Company’s quarterly reports for the periods ended March 31, 2007, June 30, 2007 and September 30, 2007 should not be relied upon because of errors in those financial statements relating to the accounting treatment of the patent litigation settlement with Dealix. Accordingly, the Company will restate these financial statements to make the necessary accounting adjustments. The restatements will be reflected in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007 (the “2007 Form 10-K”) in both (i) an explanatory note that will appear at the beginning of the 2007 Form 10-K and (ii) the quarterly financial information included in Note 13 to the Company’s consolidated financial statements included in the 2007 Form 10-K. The Company expects to file the 2007 Form 10-K on March 17, 2008.

Finally, prospectively, with respect to future unusual transactions that contain continuing or future performance obligations the Company will, as appropriate, seek to pre-clear proposed accounting treatment with the Staff.

We are immediately available to discuss the foregoing with you should you have any questions.

Sincerely,

/s/ Monty A. Houdeshell
Monty A. Houdeshell Executive Vice President and Chief Financial Officer

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